UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

SAVVIS, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of class of securities)

805423308
(CUSIP number)

David Silverman Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)
FEBRUARY 2, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 805423308	13D/A	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP (“Manager”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,933,196
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,933,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,933,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.4%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 805423308	13D/A	Page 3

1	NAME OF REPORTING PERSON:		Blue Harbour Strategic Value Partners Master Fund, LP (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,290,314
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,290,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,290,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.3%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

CUSIP No. 805423308	13D/A	Page 4

1	NAME OF REPORTING PERSON:		Blue Harbour Institutional Partners Master Fund, L.P. (“BHIP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):☐		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	642,882
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	642,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		642,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.1%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP

CUSIP No. 805423308	13D/A	Page 5

1	NAME OF REPORTING PERSON:		Blue Harbour GP, LLC (“Fund GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,933,196
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,933,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,933,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.4%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 805423308	13D/A	Page 6

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC (“Manager GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,933,196
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,933,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,933,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.4%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 805423308	13D/A	Page 7

1	NAME OF REPORTING PERSON:		Clifton S. Robbins (“Mr. Robbins”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,933,196
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,933,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,933,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.4%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 1 is filed to amend Items 5 and 7 of the Schedule 13D filed with the Securities and Exchange Commission on August 20, 2010 (the “Schedule 13D”) by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”), Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (“BHIP” and, together with the Fund, the “Funds”), Blue Harbour GP, LLC, a Delaware limited liability company (“Fund GP”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”).  Reference is hereby made to the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)                      The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.  As of the close of business on the date of this Amendment No. 1 to Schedule 13D, the Fund beneficially owns an aggregate of 1,290,314 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, and BHIP beneficially owns an aggregate of 642,882 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock.  As of the date of this Amendment No. 1 to Schedule 13D, the 1,933,196 shares of Common Stock beneficially owned, in the aggregate, by the Funds, which shares of Common Stock may be deemed to be beneficially owned by each of the Fund GP, Manager, Manager GP, and Mr. Robbins, represent approximately 3.4% of the outstanding shares of Common Stock.  All percentages set forth in this paragraph are based on 56,117,002 shares of Common Stock outstanding as of October 29, 2010, as set forth in the Company’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended September 30, 2010.

The Fund is the direct owner of 1,290,314 shares of Common Stock reported on this Amendment No. 1 to Schedule 13D and BHIP is the direct owner of 642,882 shares of Common Stock reported on this Amendment No. 1 to Schedule 13D.  For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Funds.  Each of Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.  The Fund and BHIP each disclaim beneficial ownership of the shares held directly by the other.

(c)           Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment No. 1 to Schedule 13D.

(d)           Not applicable.

8

(e)           As of the close of business on February 4, 2011, the Reporting Persons cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated to read in its entirety as follows:

EXHIBIT 1	Agreement as to Joint Filing of Amendment No. 1 to Schedule 13D, dated February 4, 2011, by and among Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins.

9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2011

BLUE HARBOUR GROUP, LP

   By:  Blue Harbour Holdings, LLC, its general partner

       By: /s/ Clifton S. Robbins
       Name:  Clifton S. Robbins
       Title:  Managing Member

BLUE HARBOUR STRATEGIC VALUE
PARTNERS MASTER FUND, LP

   By:  Blue Harbour GP, LLC,  its general partner

       By: /s/ Clifton S. Robbins
       Name:  Clifton S. Robbins
       Title:  Managing Member

BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P.

   By:  Blue Harbour GP, LLC,  its general partner

       By: /s/ Clifton S. Robbins
       Name:   Clifton S. Robbins
       Title:     Managing Member

BLUE HARBOUR GP, LLC

   By:  /s/ Clifton S. Robbins
   Name:  Clifton S. Robbins
   Title:  Managing Member

BLUE HARBOUR HOLDINGS, LLC

       By:  /s/ Clifton S. Robbins
       Name:  Clifton S. Robbins
       Title:  Managing Member

/s/ Clifton S. Robbins
Clifton S. Robbins

10

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction (Purchased/Sold)	Number of Shares of Common Stock	Price Per Share*
Fund	1/4/2011	Purchased	5,488	$26.08
BHIP	1/4/2011	Sold	5,488	$26.08
Fund	1/28/2011	Sold	26,832	$31.00
BHIP	1/28/2011	Sold	13,595	$31.00
Fund	1/31/2011	Sold	52,876	$31.02
BHIP	1/31/2011	Sold	41,697	$31.02
Fund	2/2/2011	Sold	124,142	$33.06
BHIP	2/2/2011	Sold	61,858	$33.06
Fund	2/3/2011	Sold	161,893	$32.76
BHIP	2/3/2011	Sold	80,669	$32.76
Fund	2/4/2011	Sold	297,960	$32.29
BHIP	2/4/2011	Sold	148,478	$32.29

* Shares of Common Stock were sold or purchased (as applicable) over the day, and the aggregate amount and average price (excluding brokerage commissions) are indicated.